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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. __)*

                           Blue Earth Refineries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G11999102
                         ------------------------------

                                 (CUSIP Number)
                         ------------------------------

                                February 8, 2006
                         -------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

                                  Page 1 of 5
                   -----------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
 CUSIP No.G11999102                                            Page 2 of 5 Pages
    ------------------------------------------------------------------------
    1.   NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Lloyd I. Miller, III            ###-##-####
  ------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                              (b)  [ ]
  ------------------------------------------------------------------------
    3.   SEC USE ONLY

  ------------------------------------------------------------------------
    4.   Citizenship or Place of Organization
         United States
  ------------------------------------------------------------------------

                 5.  SOLE VOTING POWER
    NUMBER           321,240
    SHARES       ---------------------------------------------------------
    BENEFICIALLY 6.  SHARED VOTING POWER
    OWNED BY         673,302
    EACH         ---------------------------------------------------------
    REPORTING    7.  SOLE DISPOSITIVE POWER
    PERSON           321,240
                 ---------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     673,302
  ------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         994,542
  ------------------------------------------------------------------------
   10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
  ------------------------------------------------------------------------
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.4%
  ------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  ------------------------------------------------------------------------
         IN-IA-OO**
  ------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.


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                                                                     Page 3 of 5


Item 1(a).  Name of Issuer:                   Blue Earth Refineries Inc.

Item 1(b).  Address of Issuers's Principal
            Executive Offices:                8th Floor, Dina House
                                              11 Duddell Street
                                              Hong Kong SAR, China

Item 2(a).  Name of Person Filing:            Lloyd I. Miller, III

Item 2(b).  Address of Principal Business
            Office or, if None, Residence:    4550 Gordon Drive, Naples, Florida
                                              34102
Item 2(c).  Citizenship:                      U.S.A.

Item 2(d).  Title of Class of Securities:     Ordinary Shares

Item 2(e).  CUSIP Number:                     G11999102

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 321,240 of the reported securities as (i) a manager of a limited liability company that is the general partner of a certain limited partnership, (ii) the custodian to accounts set up under the Florida Uniform Gift to Minors Act and (iii) as an individual. The reporting person has shared voting and dispositive power with respect to 673,302 of the reported securities as (i) an investment advisor to the trustee of certain family trusts and (ii) with respect to shares owned by the reporting person's wife.

            (a) 994,542
            (b) 6.4%
            (c) (i) sole voting power: 321,240
                (ii) shared voting power: 673,302
                (iii) sole dispositive power: 321,240
                (iv) shared dispositive power: 673,302

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller III, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

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                                                                     Page 4 of 5

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                     Page 5 of 5
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 12, 2006                              /s/ Lloyd I. Miller, III
                                                   ------------------------
                                                       Lloyd I. Miller, III